Healthcare Triangle, Inc.

7901 Stoneridge Drive, Suite 220

Pleasanton, CA 94588

November 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jan Wu

Re:	Healthcare Triangle, Inc. Request for Acceleration

Registration Statement on Form S-3

File No. 333-276382

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Healthcare Triangle, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its registration statement on Form S-3 (File No. 333-276382) (the “Registration Statement”), be accelerated so that it will become effective at 9:00 a.m., Eastern Time, on Monday, November 24, 2025, or as soon thereafter as possible.

Once the Registration Statement is effective, please confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Jeffrey P. Wofford, Esq. at (646) 876-0618.

If you have any questions regarding this request, please contact Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 876-0618.

Very truly yours,

By:	/s/ David Ayanoglou
Name:	David Ayanoglou
Title:	Chief Financial Officer

cc: Jeffrey P. Wofford, Esq., Sichenzia Ross Ference Carmel LLP